NEWS RELEASE 05-22	August 15, 2005

FRONTEER INCREASES OWNERSHIP TO 57% IN LABRADOR URANIUM PROJECTS

Fronteer Development Group Inc. (“Fronteer”) (FRG–TSX; AMEX) has increased its controlling interest in Aurora Energy Inc. (“Aurora”) to 57%, reflecting its confidence in the economic potential of its uranium properties in Labrador.

Aurora is a recently formed private company created specifically to hold uranium assets in the Central Mineral Belt of Labrador previously owned 50-50 by Fronteer and Altius Minerals Inc. (“Altius”) (see Fronteer news release June 20 2005).

To finance the remaining half of the current exploration program, Fronteer will subscribe for an additional $2.5 million worth of common shares in Aurora, thereby increasing its ownership in the private company from 52% to 57%. Accordingly, Altius’s interest in Aurora has been diluted to 43%.

According to Fronteer President & CEO, Dr Mark O’Dea “Making new discoveries is our focus – and our business. Discoveries are the engines that drive this industry. There is a premium attached to being the majority owner of a new discovery. Increasing our majority position in Aurora to 57% puts us in that premium position and in control of a new discovery opportunity.”

THE EXPLORATION PROGRAM

Fronteer, as operator, also confirms today that two diamond drill rigs have arrived in Goose Bay and are scheduled to arrive on site on the 17th of August. The 13,000 metre drilling program is anticipated to commence August 19th.

A total of up to 9,000 metres of drilling is planned for the Otter Lake, Jacques Lake, and Michelin East targets, which will be the first time that these project areas have ever been drill tested. In addition, a total of 3,000 metres of drilling is planned to test beneath the historic Michelin Resource Area which remains open at depth. The fifth project area, Melody Lake, may also be drill tested should time and the budget allow.

The 20 person exploration team has been carrying out detailed geophysical and geochemical surveys, along with geological mapping and environmental studies over each of these target areas since June 20th.

The 800 square kilometre land package is the leading land position in one of the most prospective uranium districts in Canada. A testament to the discovery potential of the belt is its underpinning by five historic resource areas (Michelin, Rainbow, Inda, Nash, and Kitts), the first four of which form part of the Aurora land package. Michelin is the largest of the four, and was the subject of feasibility work and exploration related underground development immediately prior to a prolonged period of depressed uranium prices that began around 1980.

In addition to uranium, Fronteer is actively drilling two advanced stage gold projects in western Turkey that are under option to Fronteer from Teck Cominco Limited.

The Company also has four exploration crews working in Chiapas, Mexico advancing twelve, 100% Fronteer owned gold projects.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Ian Cunningham-Dunlop, P.Eng, is the Qualified Person for Fronteer on this project. Uranium resources referred to for the Michelin, Rainbow, Nash, Inda and Kitts deposits are historical in nature. They were calculated by Brinex in the 1970’s prior to the implementation of National Instrument 43-101. The historic resources include proven, probable, possible and drill indicated reserves. The estimates were based upon extensive diamond drilling, and underground sampling. Fronteer has not undertaken an independent investigation of the resource estimate or independently analyzed the results of the previous exploration work in order to verify the classification of the resources, and therefore the historical estimates should not be relied upon. Fronteer believes these historical estimates provide a conceptual indication of the potential of the property and are relevant to ongoing exploration.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.